Suite 900, 607 14th Street, NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

August 6, 2012	direct dial 202 508 5832 jbradley@kilpatricktownsend.com

VIA EDGAR AND HAND DELIVERY

Mr. Mark Webb

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Polonia Bancorp, Inc.
Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-176759

Dear Mr. Webb:

On behalf of Polonia Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on June 6, 2012 (the “Registration Statement”).

If you have any questions or further comments, please contact the undersigned at (202) 508-5832.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Joseph J. Bradley

Joseph J. Bradley

cc:	Erin Purnell, Securities and Exchange Commission
Aaron M. Kaslow, Esq.